Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2025

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying annual consolidated financial statements of Collective Mining Ltd. (the “Company”) were prepared by management in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Management acknowledges responsibility for the preparation and presentation of the annual consolidated financial statements, including responsibility for significant accounting judgements and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors of the Company is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the annual consolidated financial statements together with other financial information. An Audit Committee, composed entirely of independent directors of the Company, assists the Board of Directors in fulfilling this responsibility. The Audit Committee, on behalf of the Board of Directors, meets with management to review the internal controls over the financial reporting process, the annual consolidated financial statements together with other financial information of the Company, and the auditor’s report. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the annual consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) Muhanad Jalil	(signed) Paul Begin
Muhanad Jalil	Paul Begin
Chief Executive Officer	Chief Financial Officer

Tel: (416) 865-0200 Fax: (416) 865-0887 www.bdo.ca	BDO Canada LLP 222 Bay Street, Suite 2200 Toronto, Ontario M5K 1H1

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Collective Mining Ltd.

Toronto, Ontario

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Collective Mining Ltd. and its subsidiaries (together, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2024.

Toronto, Canada

March 30, 2026

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

COLLECTIVE MINING LTD.

Consolidated Statement of Financial Position

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at	Note	December 31, 2025	December 31, 2024
		$	$
ASSETS
Current assets:
Cash and cash equivalents		129,647,421	38,930,957
Receivables and prepaid expenses	6	1,607,818	683,655
		131,255,239	39,614,612
Non-current assets:
Mining concession asset	7	11,621,703	—
Property, plant and equipment	8	11,214,207	680,062
Intangibles		60,000	—
VAT receivable	10	3,894,616	2,261,717
		26,790,526	2,941,779
Total assets		158,045,765	42,556,391
LIABILITIES AND EQUITY
Current liabilities:
Account payables and accrued liabilities		4,818,237	2,229,583
Warrants liability	12	—	3,163,115
Current portion provision for environmental remediation	11	652,131	—
Current portion of lease liability	13	722,050	82,795
Current portion of other long-term liabilities	14	2,470,586	—
		8,663,004	5,475,493
Non-current liabilities:
Provision for environmental remediation	11	937,240	—
Lease liability	13	1,136,276	72,732
Other long-term liabilities	14	2,181,709	—
		4,255,225	72,732
Total liabilities		12,918,229	5,548,225
Equity:
Share capital	19	243,720,586	102,256,065
Contributed surplus		33,623,682	17,110,478
Deficit		(132,216,732)	(82,358,377)
		145,127,536	37,008,166
Total liabilities and equity		158,045,765	42,556,391
Commitments, options agreements and contingencies	24
Subsequent events	25

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

(signed) Ari Sussman	(signed) Jasper Bertisen
Director	Director

COLLECTIVE MINING LTD.

Consolidated Statement of Operations and Comprehensive Loss

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the year ended	Note	December 31, 2025	December 31, 2024
		$	$
Expenses
Exploration and evaluation	22(a)	(32,490,168)	(18,064,865)
General and administration	22(b)	(9,516,288)	(5,768,262)
		(42,006,456)	(23,833,127)
Other income (expenses)
Revaluation of warrants liability	12	(10,564,475)	(2,115,036)
Foreign exchange gain (loss)		602,839	(1,913,870)
Other income (expense)		1,186	5,126
Net loss before finance items and income tax		(51,966,906)	(27,856,907)
Finance income (expense)
Interest income		2,982,099	1,097,816
Finance costs	22(c)	(873,548)	(189,831)
Net loss before income tax		(49,858,355)	(26,948,922)
Income tax		–	–
Net loss and comprehensive loss		(49,858,355)	(26,948,922)

Basic and diluted loss per common share	20	(0.58)	(0.33)
Weighted average common shares outstanding, basic and diluted	20	85,322,944	68,401,442

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTIVE MINING LTD.

Consolidated Statement of Cash Flows

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the year ended	Note	December 31, 2025	December 31, 2024
		$	$
Cash flows from (used in) operating activities
Net loss		(49,858,355)	(26,948,922)
Items not involving cash and cash equivalents:
Revaluation of warrants liability		10,564,475	2,115,036
Finance costs expensed	22(c)	265,707	115,974
Foreign exchange (gain) loss		(562,068)	1,913,870
Share-based compensation	22(b)	2,785,614	1,167,109
Depreciation and amortization	22(a),(b)	808,511	339,857
Net changes in working capital items	23(a)	118,993	(1,273,526)
		(35,877,123)	(22,570,602)
Cash flows from (used in) financing activities
Cash proceeds from issuance of shares	19	136,988,030	47,255,102
Cash costs related to issuance of shares		(4,669,266)	(2,928,530)
Financing costs paid		–	(65,849)
Cash proceeds from warrant exercises	19, 12(b)	7,857,044	4,351,656
Cash received from option exercises	20	1,288,714	798,706
Lease payments	13	(730,072)	(114,790)
		140,734,450	49,296,295
Cash flows from (used in) investing activities
Mining concession asset	7,14	(8,708,334)	–
Acquisition of property, plant and equipment	8,14	(5,887,941)	(238,925)
Intangible		(60,000)	–
		(14,656,275)	(238,925)
Net change in cash and cash equivalents during the period		90,201,052	26,486,768
Cash and cash equivalents, opening balance		38,930,957	14,166,196
Foreign exchange effect on cash balances		515,412	(1,722,007)
Cash and cash equivalents, end of period		129,647,421	38,930,957

For the year ended	Note	December 31 2025	December 31, 2024
		$	$
Non-cash transactions:
Mining concession asset	7,14	1,874,666	–
Acquisition of property, plant and equipment	8,14	3,471,046	–
Additions of right-of-use assets (ROU)		1,930,872	–
		7,276,584	–

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTIVE MINING LTD.

Consolidated Statement of Changes in Equity

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Note	Number of shares issued and outstanding	Share capital	Contributed surplus	Deficit	Total
			$	$	$	$
Balance January 1, 2025		77,602,208	102,256,065	17,110,478	(82,358,377)	37,008,166
Issuance of shares – Offering March 2025	19	4,741,984	36,357,305	–	–	36,357,305
Issuance of shares – October 2025		7,389,473	100,630,725	–	–	100,630,725
Share issue costs	19	–	(4,669,267)	–	–	(4,669,267)
Exercise of warrants	19, 12(b)	2,250,000	7,857,044	13,727,590	–	21,584,634
Exercise of options	19, 21	554,333	1,288,714	–	–	1,288,714
Share-based compensation	21	–	–	2,785,614	–	2,785,614
Net loss for the period		–	–	–	(49,858,355)	(49,858,355)
Balance December 31, 2025		92,537,998	243,720,586	33,623,682	(132,216,732)	145,127,536
Balance January 1, 2024		61,234,906	53,972,765	14,159,006	(55,409,455)	12,722,316
Issuance of shares – Offering March 2024	19	4,500,000	13,925,729	–	–	13,925,729
Fair value of warrants issued – March 2024		–	(1,193,634)	–	–	(1,193,634)
Issuances of shares – October 2024		9,276,235	33,329,373	–	–	33,329,373
Share issue costs	19	–	(2,928,530)	–	–	(2,928,530)
Exercise of warrants	19	1,836,150	4,351,656	1,784,361	–	6,136,017
Exercise of options	19, 21	754,917	798,706	–	–	798,706
Share-based compensation	21	–	–	1,167,110	–	1,167,110
Net loss for the period		–	–	–	(26,948,922)	(26,948,922)
Balance December 31, 2024		77,602,208	102,256,065	17,110,478	(82,358,377)	37,008,166

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tabular dollar amounts represent United States (“U.S.”) dollars, unless otherwise shown. References to C$/CAD and COP are to Canadian dollars and Colombian pesos, respectively.

1.	NATURE OF OPERATIONS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (“TSXV”) on May 20, 2021, under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. On July 17, 2024, CML’s common shares were voluntarily delisted from the OTCQX® Best Market and began trading on the NYSE American LLC under the symbol “CNL”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

To date, the Company has not generated any revenue from mining or other operations as it is considered to be in the exploration stage.

2.	BASIS OF PREPARATION

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), effective for the year ended December 31, 2025, applicable to companies reporting under IFRS Accounting Standards, and have been consistently applied unless otherwise indicated.

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on March 30th, 2026.

Basis of Measurement

These consolidated financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities, which are measured at fair value.

Basis of Consolidation

Subsidiaries

Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. Any remaining interest in the entity is re-measured to fair value on the date when control is lost, with the change in carrying amount recognized in profit or loss.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The principal wholly owned subsidiaries of the Company, their activities, and their geographic locations as at December 31, 2025 were as follows:

Name	Country of incorporation	Nature of business
Collective Mining Limited	Bermuda	Intermediate holding company
Collective Mining (USA), Inc.	USA	Corporate holding
Minerales Provenza SAS	Colombia	Intermediate holding company
Minera Campana SAS	Colombia	Exploration

Intercompany transactions, balances and unrealized gains and losses on transactions between group entities are eliminated. Accounting policies of subsidiaries are consistent with the policies adopted by the Company.

Functional and Reporting Currency

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar. Functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”). All financial information in these consolidated financial statements has been presented in U.S. dollars, the reporting currency, except when otherwise indicated.

3.	CRITICAL ACCOUNTING ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenditures on the financial statements. These estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances, taking into account previous experience. Actual results could differ from those estimates and such differences could be material. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about critical judgements and estimates, assumptions and other sources of estimation uncertainty as at December 31, 2025 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are as follows:

Critical Judgements

(a)	Functional currency

Management is required to assess the functional currency of each entity of the Company. In concluding the functional currencies of the parent and its subsidiary companies, management considered the currency that both mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates and in which a significant portion of costs are denominated or contracted. While the local currency generally influences the goods and services received in each jurisdiction in which the Company operates, a significant portion of the Company’s costs are denominated, negotiated and/or contracted in U.S. dollars, the majority of which relate to exploration activities.

In addition, the Company also considered secondary indicators including the currency in which funds from financing activities are retained by the parent to fund subsidiary operations. The assessment of the above aforementioned factors in subjective and involved significant management judgement.

(b)	Mining Concession Asset

Management exercises significant judgment in determining the appropriate timing for the recognition of mining concession assets, as such recognition depends on the transfer of control and the receipt of required regulatory approvals.

On June 23, 2025, the Company accelerated the First Guayabales Option agreement, resulting in the transfer of 100% of the mining concession to the Company. The transfer was completed on December 30, 2025, and the mining concession title was formally granted and registered in the Company’s name with the Colombian National Mining Agency (Agencia Nacional de Minería, “ANM”).

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at December 31, 2025, the Company recognized the mining concession asset and a corresponding liability for the unpaid portion of the purchase price, based on the existence of a legally binding agreement, management’s determination that control of the asset had transferred to the Company and the formal granting of the mining title by the ANM.

The outstanding balance related to the acquisition was fully settled subsequent to year-end, on January 23, 2026.

(c)	VAT Receivable

The company recognizes a long-term VAT receivable on purchases and expenses in the period in which the underlying transaction occurs. VAT incurred on purchases and expenses related to taxable activities is recorded as receivable and included in the total long-term VAT receivable.

The company adheres to the VAT recovery regulations set forth by the Colombian tax authority, the Dirección de Impuestos y Aduanas Nacionales (DIAN). The VAT receivable is recognized based on the principles of causality, proportional deduction, and compliance with documentary requirements as stipulated by Colombian tax laws. The recovery of the VAT receivable is subject to meeting the requirements for deductibility, including the possession of valid VAT invoices or equivalent documents issued by registered suppliers. The company regularly assesses its VAT positions and ensures compliance with relevant tax laws and regulations.

In assessing the recovery of VAT receivable, the company considers various factors such as the growth projections of its taxable activities, changes in business operations, and potential adjustments in VAT legislation. The assessment is inherently subjective and involve significant management judgment. They are based on management’s historical experience, current trends, and expectations of future economic conditions.

(d)	Provision for environmental remediation

The Company has recognized provisions for environmental remediation obligations related to the treatment and closure of two tailings ponds and a waste dump assumed as part of the acquisition of a mining concession contract. The recognition and measurement of these provisions require significant management judgment, as the obligations arise from present legal and constructive responsibilities associated with the acquired mining concession and are accounted for in accordance with IAS 37, with the corresponding costs capitalized as part of the mining concession asset.

In estimating the amount of the provision, management applies judgment in determining, among other factors:

●	the expected timing of asset retirement and the related cash outflows;

●	the applicable regulatory and environmental requirements in Colombia;

●	the estimated costs of remediation activities, including dismantling, removal, and site restoration; and

●	the appropriate discount rate used to measure the future obligation at present value.

These estimates are inherently uncertain, as they are based on current legal requirements, regulatory interpretations, cost assumptions, and available technologies, all of which may change over time. Accordingly, actual remediation costs may differ materially from the amounts recognized.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Critical Estimates

(e)	Warrants and share-based compensation

The Company issues common share purchase warrants as part of unit placements in equity financing raises and also provides compensation benefits to employees, consultants, directors and officers through a stock option plan. The fair value of each warrant is estimated using the Binomial pricing model and the fair value of each option award is estimated using the Black-Scholes option pricing model. The binomial pricing model and Black-Scholes option pricing models involve the use of significant estimates including expected volatility, interest rates, expected life and forfeitures. Expected volatility is based on historical company’s own volatility. The risk-free rate for the expected term of the warrant or option is based on the Government of Canada yield curve in effect at the time of issue or grant. Management judgement is utilized to estimate option forfeiture behaviour within the valuation model in respect of options.

4.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a)	Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the period-end exchange rate. Non-monetary items which are measured at historical cost in a foreign currency are translated at the exchange rate at the date of the initial recognition of the transaction. Revenue, expense items and property, plant and equipment are translated using the rate at the date of the transaction, except for depreciation and amortization, which are translated at historic rates.

(b)	Financial instruments

Measurement – Initial Recognition

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”). Transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities. Management determines the classification on initial recognition.

Financial Assets

Financial assets are classified and measured at FVTPL, fair value through other comprehensive income (“FVOCI”), or amortized cost, as appropriate. The classification depends on the purpose for which the financial assets were acquired.

Financial assets are classified as FVTPL when the financial asset is either held for trading or is designated as FVTPL. Realized and unrealized gains and losses arising from changes in fair value are recognized in profit or loss.

Financial assets classified as FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election on initial recognition to measure the assets at FVOCI. The Company currently has no financial assets classified as FVOCI.

Financial assets at amortized cost are non-derivative financial assets that are held for collection of contractual cash flows, where those cash flows represent repayments of principal and interest.

The Company’s cash and cash equivalents and receivables are classified as financial assets at amortized cost.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements.

Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL or the Company has elected to measure the financial liability at FVTPL.

The Company’s accounts payable and accrued liabilities are classified as financial liabilities at amortized cost.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized as proceeds received, net of direct issue costs.

Derivatives

Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges or are not designated as hedges and are classified as FVTPL.

Warrants Liability

From time to time, the Company has common share purchase warrants denominated in Canadian dollars, which are classified as derivative financial liabilities, presented as warrants liability and measured at fair value until the instruments are exercised or extinguished (“Warrants”). Fair value of exercised warrants is transferred to contributed surplus at the exercise date. Warrants that expire unexercised are considered extinguished. Gains or losses on extinguishment are recognized in profit or loss. Proceeds from unit placements are allocated between shares and Warrants issued on the residual fair value method to the shares within the unit. Fair value for the Warrants is determined using the Binomial pricing model. Incremental costs directly attributable to unit placements, are allocated on a pro-rata basis between shares and Warrants, with the portion allocated to Warrants recognized as an expense in the statement of operations and comprehensive loss. Any gain or loss arising from the revaluation of a Warrant, is recognized in profit or loss.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire or are transferred or when the Company no longer retains substantially all the risks and rewards of ownership. On derecognition, the difference between the carrying amount measured at the date of derecognition and consideration received is recognized in profit or loss, except for financial assets at FVOCI, for which the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in profit or loss.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on hand or on deposit with banks, short-term investments which are readily convertible into cash, or which have maturities of 90 days or less.

(d)	VAT Receivable

The company recognizes a long-term VAT receivable on purchases and expenses in the period in which the underlying transaction occurs. VAT incurred on purchases and expenses related to taxable activities is recorded as receivable and included in the total long-term VAT receivable.

The recovery of the VAT receivable is subject to meeting the requirements for deductibility, including the possession of valid VAT invoices or equivalent documents issued by registered suppliers. The company regularly assesses its VAT positions and ensures compliance with relevant tax laws and regulations.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(e)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset consists of its purchase price, any directly attributable costs of bringing the asset to its present working condition and location for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

Depreciation of an asset begins when it is available for use, that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of each asset is calculated using the straight-line method or units of production, as appropriate, to allocate its cost less its residual value over its estimated useful life, as follows:

Buildings and facilities	10-30 years
Computer equipment	3 years
Exploration equipment and structures	3-10 years
Leasehold improvement	3-4 years

The assets’ residual values and useful lives are reviewed, and adjusted, if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of operations and comprehensive loss.

(f)	Exploration and evaluation expenditures, mineral interests and mineral development costs

Exploration and evaluation expenditures relate to those activities involving the search for mineral deposits with economic potential, the process of obtaining more information about existing mineral deposits, the determination of technical feasibility and the assessment of commercial viability of a mineral interest.

The Company has updated its accounting policy in the current year to provide that the costs of acquiring mining concession rights are capitalized as mining concession assets, where such costs can be directly attributed to a specific area of interest and meet the recognition criteria for an asset. Prior to 2025, the Company had not acquired significant mining concession rights, therefore, this change represents an update of the Company’s existing accounting policy and, accordingly, has been accounted for on a prospective basis.

Other exploration and evaluation expenditures—such as exploratory drilling, sampling, surveying, and expenditures incurred under option agreements within an area of interest—continue to be expensed as incurred until management determines that the mineral interest is technically feasible and commercially viable.

Technical feasibility and commercial viability of a mineral interest generally coincide with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors, including, but not limited to the status of environmental permit applications and the status of mining leases or permits.

Upon demonstrating technical feasibility and commercial viability, all subsequent costs directly relating to the development and advancement of the related mineral interest are capitalized as mineral development costs within properties, plant and equipment.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(g)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date.

Right-of-use assets

The right-of-use asset is initially measured based on the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. Right-of-use assets are classified within property, plant and equipment in the consolidated statement of financial position.

The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. Interest recognized on the consolidated statement of operations and comprehensive loss is classified as a financing cost.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. A corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero upon remeasurement of the liability.

(h)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the pre-tax provision is discounted using an appropriate credit-adjusted risk- free rate.

The Company has updated its accounting policy in the year to include provisions for environmental remediation obligations assumed in connection with the acquisition of a mining concession rights. Such provisions arise from present obligations established by past events, where settlement is probable and the amount can be reliably estimated, in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Management assesses the nature and timing of environmental remediation activities required to ensure compliance with applicable regulatory and operational obligations. The provision represents management’s best estimate of the expenditure necessary to settle the obligation and is capitalized as part of the cost directly attributable to the acquisition of the mining concession asset, in accordance with IAS 16 – Property, Plant and Equipment.

The provision is reviewed at each reporting date and adjusted to reflect changes in estimates, assumptions, or circumstances.

(i)	Share capital and contributed surplus

Share capital

Amounts received for the issuance of shares are recognized as an increase in share capital, including amounts received upon exercise of options or warrants. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from share capital.

Proceeds from unit placements are allocated between shares and warrants issued on the residual fair value method to the shares within the unit and using the Binomial pricing model to determine fair value for the warrants. Incremental costs directly attributable to unit placements, are allocated on a pro-rata basis between shares and warrants, with the portion allocated to shares recognized as a deduction from share capital.

Contributed surplus

Additional capital contributions received with no corresponding issuance of shares are recognized as contributed surplus. Upon exercise of Warrants, the fair value of the Warrants on the date of exercise are recognized in contributed surplus.

Contributed surplus – share-based payments

The Company has a stock option plan for its employees, directors and other eligible participants (“Participants”).

Stock options are granted to Participants to purchase common shares at a price determined at the time of grant. Fair value for stock options granted is determined on grant date using the Black-Scholes option-pricing model. Share-based compensation expense is recorded over the period the options vest, with a corresponding increase to contributed surplus. The Company issues new common shares to satisfy stock option exercises, with the proceeds received, net of any directly attributable transaction costs, credited to share capital.

(j)	Share-based payments

The Company has a stock option plan for its employees, directors and other eligible participants (“Participants”).

Stock options are granted to Participants to purchase common shares at a price determined at the time of grant. Fair value for stock options granted is recognized on a graded vesting method of amortization over the period during which the employee becomes entitled to exercise these equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest and the share-based compensation expense is recorded, with a corresponding increase to contributed surplus.

(k)	Earnings per share

Basic earnings per share is computed by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and their equivalents are reflected in diluted earnings per share by application of the treasury stock method. The treasury stock method calculates the dilutive effect of share options assuming that the proceeds to be received on the exercise of share options are applied to repurchase common shares at the average market price of the period.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(l)	Income taxes

Current income taxes are recognized for the estimated income taxes payable or recoverable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Deferred income tax assets and liabilities are measured using substantially enacted tax rates that apply for the years in which the temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized to the extent that it is probable that the asset will be realized.

5.	NEW ACCOUNTING STANDARDS

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by the Company in 2026 or later.

(a)	IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”) - In April 2024, IFRS 18, was issued to achieve comparability of the financial performance of similar entities. The issuance of IFRS 18 is expected to have a substantive impact on financial statements, including potential changes to the structure of the income statement and various disclosure requirements. The standard, which replaces IAS 1, “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is assessing the potential impact of the standard on its consolidated financial statements.

6.	RECEIVABLES AND PREPAID EXPENSES

Receivables and prepaid expenses are made up of the following:

As at	December 31, 2025	December 31, 2024
	$	$
Prepaid expenses (a)	1,059,835	517,442
Advance to suppliers (b)	414,222	72,082
Other receivables (c)	133,761	94,131
	1,607,818	683,655

(a)	Prepaid expenses

Prepaid expenses are recognised as assets when payments are made for services to be received in future periods. As of December 31, 2025, Prepaid expenses amount to $1,059,835 (December 31, 2024 – $517,442) and mainly include: Directors and Officers insurance and easement payments which represents payments to landowners to secure access rights and permits for drilling rig installation and other exploration works.

(b)	Advance to suppliers

Included in advance to suppliers is the security deposit paid and costs related to the refurbishment of a new office in Medellin; and the purchase of shelving for the drilling cores warehouse.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(c)	Other receivables

Included in other receivables is $97,120 (December 31, 2024 – $79,692) of Harmonized Sales Tax (“HST”) refund receivable in Canada.

7.	MINING CONCESSION ASSET

Mining concession asset consists of the following:

As at	December 31, 2025	December 31, 2024
	$	$
Opening balance	–	–
Addition: Original acquisition cost – First Guayabales Option (a)	9,833,334	–
Addition: Environmental remediation – First Guayabales Option (b)	1,857,509	–
Addition: Original acquisition cost – Other mining concessions (c)	750,000	–
Fair value adjustment – Acquisition cost – First Guayabales Option	(504,403)	–
Fair value adjustment – Provision for environmental remediation	(268,138)
Fair value adjustment – Acquisition cost - Other mining concessions	(46,599)	–
	11,621,703	–

(a)	First Guayabales Option

On June 23, 2025, the Company has exercised its option to acquire the mining concession contract under the option agreement entered into on June 24, 2020 (the “First Guayabales Option”). As a result, the Company and the optionor executed an addendum to the original agreement pertaining to the First Guayabales Option. Consequently, the Company has expedited the timeline for obtaining full ownership of the mining concession contract and no longer has the option to terminate the agreement (See Note 9(a)(i)).

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the optionor under the amended agreement has been reflected as a mining concession contract with a corresponding financial liability (for the unpaid portion) (See Note 14). As at December 31, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $1,425,561 (See Note 14).

(b)	Environmental remediation

As part of the acquisition of the mining concession contract, the Company has estimated a provision for environmental remediation of $1,857,509 (See Note 11). This provision relates primarily to the treatment and closure of two small tailings ponds, a waste dump, and sealing and backfilling of historical mining tunnels. The obligation arises from past activities conducted in the concession area prior to the Company’s acquisition (See Note 9(a)(i)).

The Company expects to undertake a progressive remediation program beginning in 2026 and continuing through 2033, with the objective of completing the environmental remediation works required under applicable regulations.

The provision for environmental remediation has been measured at present value using a discount rate of 9.50% over the expected remediation period from 2026 to 2033, resulting in an initial recognised provision of $1,589,371.

In accordance with IAS 37 Provisions, Contingent Liabilities, and Contingent Assets, the provision represents the estimated present obligation for remediation. Consistent with IAS 16, Property, Plant and Equipment, the related cost has been capitalised as part of the acquisition cost of the mining concession, as it is directly attributable to the acquisition of the mining concession contract.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(c)	Other Mining Concessions

On July 16, 2025, the Company signed an agreement to acquire a mining concession for a total consideration of $750,000. The present value of the total consideration is determined to be $703,401 using a discount rate of 9.25% for the period 2025–2027.

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the seller under the amended agreement has been reflected as a mining concession contract with a corresponding financial liability (for the unpaid portion). As at December 31, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $328,559 (See Note 14).

8.	PROPERTY, PLANT AND EQUIPMENT

Equipment and other fixed assets consist of the following:

	Land and Buildings (a)	Exploration Equipment and structures	Computer Equipment and furniture	Leasehold Improvement	Right of use assets (ROU) (b)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2025	58,749	343,704	34,123	96,971	146,515	680,062
Additions	8,929,870	177,132	251,985	–	1,930,872	11,289,859
ROU re-measurement	–	–	–	–	54,723	54,723
Disposals and write-downs	–	(234)	(1,093)	–	–	(1,327)
Depreciation (c)	(3,326)	(164,925)	(72,205)	(45,818)	(522,836)	(809,110)
Net book value, December 31, 2025	8,985,293	355,677	212,810	51,153	1,609,274	11,214,207
Balance, December 31, 2025
Cost	8,995,746	781,922	444,976	295,610	2,132,109	12,650,363
Accumulated depreciation	(10,453)	(426,245)	(232,166)	(244,457)	(522,835)	(1,436,156)
Net book value	8,985,293	355,677	212,810	51,153	1,609,274	11,214,207

	Land and Buildings	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (ROU) (b)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2024	62,075	335,433	64,636	87,541	106,534	656,219
Additions	–	133,217	29,905	75,800	124,778	363,700
Depreciation (c)	(3,326)	(124,946)	(60,418)	(66,370)	(84,797)	(339,857)
Net book value, December 31, 2024	58,749	343,704	34,123	96,971	146,515	680,062
Balance, December 31, 2024
Cost	65,876	605,459	220,469	295,611	244,628	1,432,043
Accumulated depreciation	(7,127)	(261,755)	(186,346)	(198,640)	(98,113)	(751,981)
Net book value	58,749	343,704	34,123	96,971	146,515	680,062

(a)	Lands

In September 2025, the Company completed two land acquisitions within the Guayabales Project area. These acquisitions consolidate ownership of areas strategically located for the future infrastructure and operational development of the Apollo discovery.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Land additions include the following:

▪	On September 12, 2025, the Company entered into an agreement to purchase land for total consideration of $2,562,014. The liability was fully settled in October 2025.

▪	On September 18, 2025, the Company entered into a four-year agreement to acquire land with fixed terms of payment for a total consideration of $6,000,000. The present value of the total consideration is determined to be $5,307,846 using a discount rate of 9.50% for the period 2025–2029. Accordingly, land has been recognized at this amount, with a corresponding financial liability recorded (refer to Note 14).

▪	On October 30, 2025, the Company entered into an agreement to purchase land for total consideration of $457,993. The liability was fully settled in October 2025.

▪	On December 17, 2025, the Company entered into an agreement to purchase land for total consideration of $389,904. The liability will be fully settled in April 2026.

(b)	Right of use assets (ROU)

Right of use assets as at December 31, 2025, are comprised of one vehicle lease agreement for multiple vehicles with an initial term of 3 years, two warehouse leases, each one with an initial term of 3 years, one administrative office lease with an initial term of 1 year, renewable for additional 1-year terms, a second administrative office lease with an initial term of 2 years, renewable for additional 1-year terms, and a third corporate office lease with an initial term of sixty-three-month. The value of additions is determined as the present value of lease payments at the inception of the lease (See Note 13).

ROU additions include the following:

▪	On January 1st, 2025, the Company entered into a three-year agreement to lease multiple vehicles for a total present value of $1,053,157.

▪	On August 1st, 2025, the Company entered into a sixty-three-month lease agreement to lease a corporate office in Miami for a total present value of $618,636.

▪	On December 22nd, 2025, the Company entered into a two-year agreement to lease a new administrative office in Medellin for a total present value of $259,079.

(c)	Depreciation

Depreciation expense for year ended December 31, 2025 of $809,110 (year ended December 31, 2024 - $339,857), was recognized within exploration and evaluation expenses and general and administration expenses in the consolidated statement of operations and comprehensive loss (See Note 22 (a),(b)).

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

9.	MINERAL INTERESTS

(a)	Guayabales Project

The Guayabales Project consists of mining titles, exploration applications, mining concession option agreements and a number of surface rights option agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company has entered into four option agreements (the “First Guayabales Option”, the “Second Guayabales Option”, the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore, develop and acquire exploration property within the Guayabales Project.

On June 23, 2025, the Company accelerated the terms of the First Guayabales Option agreement, resulting in the transfer of 100% of the mining concession to the Company. The formal transfer was completed on December 30, 2025, at which time the mining concession was formally transferred and registered in the Company’s name with the Colombian National Mining Agency (Agencia Nacional de Minería, “ANM”). Subsequent to year end, the final payment was made relating (including relating to the final payment in lieu of the net smelter return (NSR) to the First Guayabales Option and as a result the First Guayabales Option has been fully executed.

In September 2025, the Company secured two additional option agreements (the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore and acquire mining concessions.

In October 2023 and May 2024, the Company secured option agreements to purchase surface rights.

First Guayabales Option – Executed Agreement

On June 24, 2020, the Company entered into the First Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3,000,000 of exploration and evaluation expenditures in respect of such property within the First Guayabales Option and total option payments of $2,000,000 over a maximum four-year term ending on or before June 24, 2024, to proceed to Phase 2 of the agreement. The Company met these commitments and has entered Phase 2 of the agreement.

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10,000,000 of exploration and evaluation expenditures in respect of such property and total option payments $2,000,000, payable in equal instalments of $166,666 semi-annually over a maximum six-year term, commencing at the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Company has the following options:

●	provide notice that the Company has elected to pay a 1% NSR commencing on the first calendar day of each month after 85% of the processing plant capacity has been achieved in exchange for the remaining 10% interest;

●	acquire 0.625% each year to a total of 10% by paying $250,000 semi-annually, commencing at the end of Phase 2, to a total of $8,000,000 in lieu of the NSR; or

●	pay a one-time payment of $8,000,000 in lieu of the NSR.

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments		Exploration Expenditures	Total
		$		$	$
Phase 1	June 24, 2020 – June 24, 2024	2,000,000		3,000,000	5,000,000
Phase 2	June 24, 2024 – June 24, 2030	2,000,000		10,000,000	12,000,000
Phase 3	To commercial production	8,000,000	[1]	–	8,000,000
		12,000,000		13,000,000	25,000,000

[1]	Based on the assumption that the Company does not elect to pay the NSR.

The Company had the option to terminate the agreement at any time, upon notification to the optionor. As a result, the Company did not recognize any option payments that were payable in the future under the agreement in the consolidated statement of financial position.

On June 23, 2025, the Company has exercised its option to acquire the mining concession contract under the First Guayabales Option. As a result, the Company and the optionor executed an addendum to the original agreement pertaining to the First Guayabales option which accelerates the terms of the original agreement. Consequently, the Company has expedited the timeline for obtaining full ownership of the mining concession contract and no longer has the option to terminate the agreement.

Under the terms of the addendum, the total amount of the remaining consideration owed to the optionor remains the same as the original agreement. However, the payment schedule has been accelerated as follows:

●	$2,000,000 was payable upon signing of the amendment or shortly thereafter;

●	an additional $2,000,000 was payable within one month provided the mining concession contract transfer request to the Colombian National Mining Agency (“ANM”) has been filed;

●	an additional $2,300,000 was payable within two months following the submission of the mining concession contract transfer request; and

●	the remaining $3,533,334 is payable in six equal instalments over the following three years from the date of the execution of the addendum to the agreement.

In December 2025, pursuant to the terms of an addendum, the Company elected to accelerate the payment of the remaining balance.

Of the remaining balance of $3,533,334, a payment of $588,889 was made on December 20, 2025, in accordance with the original payment schedule. Subsequently, the Company elected to further accelerate the settlement of the remaining balance. Accordingly, an additional payment of $1,444,445 was made on December 30, 2025, and the final balance of $1,500,000 was paid on January 26, 2026. Upon completion of these payments, the total outstanding obligation under the agreement was fully settled.

The present value of the total consideration owing to the optionor under the terms of the amended option agreement of $9,833,334 has been determined using a discount rate of 9.25% over a period from 2025 to 2028, resulting in the recognition of a mineral asset (See Note 7) of $9,328,931 and a corresponding financial liability (See Note 14).

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

In connection with the acquisition of the mining concession contract, the Company recognised a provision for environmental remediation of $1,589,371 (see Note 11), relating primarily to the treatment and closure of two small tailings ponds, a waste dump, and the sealing and backfilling of historical mining tunnels arising from activities conducted prior to the Company’s acquisition (see Note 9(a)(i)).Under IFRS 6, these costs have been capitalised as directly attributable to the acquisition, resulting in a total recognition of mining concession asset of $10,918,302 (See Note 7).

$
Original acquisition cost – First Guayabales Option	9,833,334
Less: Fair value adjustment	(504,403)
Fair value long-term liability	9,328,931
Addition: Fair value – Provision for environmental remediation (See Note 11)	1,589,371
Mining concession asset	10,918,302

For the year ended December 31, 2025, the Company has recognized $9,385,306 (year ended December 31, 2024 – $9,638,126), including option payments of $nil (year ended December 31, 2024 – $416,666), as exploration and evaluation expenses in the consolidated statement of operations in respect of the First Guayabales Option.

As at December 31, 2025, and from the inception of the agreement, the Company has fulfilled all minimum exploration expenditure requirements under the Option Agreement up to June 23, 2025, the date on which the Company exercised its option and obtained ownership of the property. During that period, the Company recognized total exploration and evaluation expenditures of $40,862,344 in relation to the property and made total option payments of $2,166,666.

Mining Concession Option Agreements

i.	Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1,750,000.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1,000,000.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4,300,000 over a two-year period ending on January 2, 2031 to acquire 100 percent of the property within the Second Guayabales Option.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the year ended December 31, 2025, the Company has recognized $304,422 (year ended December 31, 2024 – $1,737,429), including option payments of $250,000 (year ended December 31, 2024 –$250,000), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of Phase I of the Second Guayabales Option.

As at December 31, 2025, and from inception of the agreement, the Company has made total option payments of $1,750,000.

ii.	Third Guayabales Option

On September 18, 2025, the Company entered into the Third Guayabales Option agreement to acquire mining concessions and one application, with total payments of $10,200,000 over a five-year period as follows:

●	An initial instalment of $2,800,000 was paid in 2025, of which $300,000 had been paid as of September 30, 2025. The remaining balance was paid in October 2025;

●	Annual instalments of $1,480,000 each year from 2026 through 2030.

Under the terms of the option agreement, the optionor and the Company are required to submit applications for the transfer of 100% of the concessions to the Company within 30 days of the execution of the agreement. The Company assumes exclusive responsibility for the management and execution of all activities within the concession areas.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the year ended December 31, 2025, the Company has recognized option payments of $2,800,000, as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

iii.	Fourth Guayabales Option

On September 18, 2025, the Company entered into the Fourth Guayabales Option agreement with one owner to acquire a mining concession.

Under the terms of an option agreement, the Company has the right to explore the mining concession up until October 1, 2028 at which point it can decide to acquire the mining concession by making a one-time payment of $7,000,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Surface Rights Option Agreements

iv.	October 2023

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements replace and supersede the previous option agreements to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4,400,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the year ended December 31, 2025, the Company has recognized option payments of $925,000 (year ended December 31, 2024 – $825,000), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at December 31, 2025, and from inception of the agreement, the Company has made total option payments of $2,350,000.

v.	May 2024

On May 23, 2024, the Company entered into three option agreements with third parties to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property. One agreement concluded on April 23, 2025, one agreement concluded on August 23, 2025, and the other one concludes on September 23, 2027. Upon conclusion of each agreement, the Company becomes the owner of the mentioned surface rights. Total payments over the term of the three agreements is $294,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the year ended December 31, 2025, the Company has recognized option payments of $64,252 (year ended December 31, 2024 – $214,650), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at December 31, 2025, and from inception of the agreement, the Company has made total option payments of $278,902.

(b)	San Antonio Project

The Company has entered into two option agreements (the “First San Antonio Option” and the “Second San Antonio Option”) with third parties to explore, develop and acquire the mining concession and properties within the San Antonio Project.

i.	First San Antonio Option

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio project is located approximately 80km south of Medellín. It is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2,500,000. The Company has the option to pay an additional $2,500,000 to the optionor upon reaching commercial production in exchange for the 1.5% NSR on the property that would otherwise be payable to the optionor. The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the year ended December 31, 2025, the Company has recognized $6,817,059 (year ended December 31, 2024 – $634,715), including option payments of $420,000 (year ended December 31, 2024 – $250,000), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As the Company has the option to terminate the agreement at any time, upon notification to the optionor, the Company has not recognized any option payments payable in the future under the agreement in its consolidated statement of financial position.

As at December 31, 2025, and from inception of the agreement, the Company has made total option payments of $1,000,000.

ii.	Second San Antonio Option

On June 13, 2024, the Company entered into an initial easement agreement with a third party for a total consideration of $50,000. The agreement granted the Company certain surface access rights within a defined geographic area within the San Antonio Project.

Subsequently, on October 29, 2024, the Company and the optionor amended and expanded the original agreement. Under the modified terms, the Company obtained a right of first refusal to acquire properties (land and surface rights) within the same area. This arrangement provides the Company with the opportunity, but not the obligation, to acquire such properties in the future, with terms and conditions to be determined at the time of acquisition, until December 31, 2026.

The total consideration agreed under the amended agreement amounts to $500,000, payable in instalments as follows:

●	an initial instalment of $100,000 was paid in 2024;

●	an additional instalment of $250,000 was paid in 2025, of which $150,000 was paid as of September 30, 2025, and the remaining $100,000 was paid in October 2025; and

●	A final instalment of $150,000 is due in January 2026.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

As at December 31, 2025, and from inception of the amended agreement, the Company has made total option payments of $350,000.

10.	LONG-TERM VAT RECEIVABLE

Long-term receivable represents value added taxes in respect of exploration activities that will be recovered when the related project commences production, subject to local regulations.

As at	December 31, 2025	December 31, 2024
	$	$
Opening balance	2,261,717	1,799,497
VAT related to local purchases and services	1,149,881	738,638
Foreign exchange	483,018	(276,418)
Balance, end of period	3,894,616	2,261,717
Current portion	–	–
Long-term portion	3,894,616	2,261,717

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

11.	PROVISION FOR ENVIRONMENTAL REMEDIATION

As at	December 31, 2025	December 31, 2024
	$	$
Opening balance	–	–
Environmental remediation – First Guayabales Option	1,857,509	–
Fair value adjustment – Environmental remediation	(268,138)	–
Balance, end of period	1,589,371	–
Current portion	(652,131)	–
Long-term portion	937,240	–

As part of the acquisition of the mining concession asset (See Note 7), the Company has recognised a provision for environmental remediation. This amount primarily covers the treatment and closure of two small tailings ponds, a waste dump, and the sealing and backfilling of historical mining tunnels arising from activities conducted prior to the Company’s acquisition (see Note 9(a)(i)). Management has assessed the necessity to undertake the required remediation works to comply with regulatory and operational requirements.

The Company expects to undertake a progressive remediation program from 2026 through 2033 in order to complete the required environmental remediation works under applicable regulations. The provision has been measured at present value using a discount rate of 9.50% over the expected remediation period. In accordance with IFRS 6, these costs were capitalised as directly attributable to the acquisition.

The provision for environmental remediation reflects management’s best estimate based on information available as of the reporting date. The ultimate remediation costs may differ from the amounts recorded due to uncertainties inherent in site conditions, the results of further technical assessments, changes in remediation strategies, regulatory requirements, and other factors not yet fully known. Management intends to continue conducting site investigations and technical evaluations to refine the cost estimate and will adjust the provision as additional information becomes available.

12.	WARRANTS LIABILITY

The following represents warrants denominated in Canadian dollars and classified as derivative financial liabilities:

	Year ended December 31, 2025		Year ended December 31, 2024
	Number of warrants	$	Number of warrants	$

Opening balance	2,250,000	3,163,115	1,836,150	1,638,808
Subscription Warrants issued – March 2024 (b)	–	–	2,250,000	1,193,632
Warrants exercised	(2,250,000)	(13,727,590)	(1,836,150)	(1,784,361)
Fair value revaluation of warrants liability (a) (b)	–	10,564,475	–	2,115,036
Balance, end of period	–	–	2,250,000	3,163,115
Current portion	–	–	(2,250,000)	(3,163,115)
Long-term portion	–	–	–	–

(a)	Subscription Warrants – October 2022 Offering

On October 25, 2022, the Company closed a Bought Deal Offering (the “October 2022 Offering”) of C$10,762,650 ($7,890,716), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The Warrants are classified as derivative financial liabilities as they are denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the Offering October 2022 are allocated between Common Shares and Subscription Warrants on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.55 per warrant with the resulting allocation of the total proceeds for the Offering October 2022 being:

	C$	$
Warrants liability – Subscription Warrants	1,326,628	972,627
Share capital – Subscription Shares	9,436,022	6,918,089
Total gross proceeds	10,762,650	7,890,716

For the year ended December 31, 2025, the Company recognized $nil (year ended December 31, 2024 – $145,555 (derivative loss)) in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

As at December 31, 2025, there were no outstanding Subscription Warrants – October 2022 Offering and the balance of the warrants was $nil. As at April 25, 2024, all 2,391,700 Subscription Warrants – October 2022 were exercised with total proceeds received of $5,702,773 (C$7,773,025) representing the exercise of all Subscription Warrants.

(b)	Subscription Warrants – March 2024 Offering

On March 4, 2024, the Company closed a strategic investment by a single purchaser on a non-brokered private placement (the “March 2024 Offering”) of C$18,900,000 ($13,925,729). The March 2024 Offering consisted of the sale of 4,500,000 Units at a price of C$4.20 per Unit.

Each Unit was comprised of one common share in the capital of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share, subject to standard anti-dilution provisions, at a price of $5.01 until March 4, 2027, however the Company has the right to accelerate the expiry of the Subscription Warrants in the event that the Company’s closing price on the TSXV remains equal to or higher than $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Company may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to holders of Warrants and a press release is issued by the Company announcing the accelerated Warrant Term.

The Warrants were classified as derivative financial liabilities as they were denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the March 2024 Offering were allocated between Common Shares and Subscription Warrants based on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.72 per warrant with the resulting allocation of the total proceeds for the March 2024 Offering being:

	C$	$
Warrants liability – Subscription Warrants	1,620,000	1,193,634
Share capital – Subscription Shares	17,280,000	12,732,095
Total gross proceeds	18,900,000	13,925,729

For the year ended December 31, 2025, the Company recognized a derivative loss of $10,564,475 (year ended December 31, 2024 – $1,969,481 (derivative loss)), in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Fair value for the Subscription Warrants was determined using the Binomial pricing model using the following weighted average assumptions as at March 20, 2025:

Weighted average share price	C$	13.75
Weighted average risk-free interest rate		2.75%
Weighted average dividend yield		Nil
Weighted average stock price volatility		52.56%
Weighted average period to expiry (years)		–

On March 20, 2025, all 2,250,000 Warrants – March 2024 Offering were exercised with total proceeds received of $7,857,044 (C$11,272,500).

13.	LEASE LIABILITIES

As at	December 31, 2025	December 31, 2024
	$	$
Opening balance	155,527	119,697
New leases during the period	1,930,872	124,778
Change in liability (interest rate and inflation)	47,297	–
Lease payments	(730,072)	(114,790)
Interest accretion expense	265,707	50,126
Foreign exchange	188,996	(24,284)
Balance, end of period	1,858,326	155,527
Current portion	(722,050)	(82,795)
Long-term portion	1,136,276	72,732

The lease liabilities were measured on inception of the lease at the present value of the lease payments over the lease term, discounted using a weighted average discount rate of 22.70%, based on the Company’s incremental borrowing rate.

Interest accretion expense or amortization of the discount on the lease liability is charged to the consolidated statement of operations and comprehensive loss using the effective interest method.

For year ended December 31, 2025, the Company made lease payments of $550,183 (year ended December 31, 2024 – $275,451) for contracts with terms of 12 months or less and which were recognized as lease expense within exploration and evaluation expenses.

The increase in lease liabilities and corresponding right-of-use assets during the year ended December 31, 2025, is primarily attributable to the recognition of three new lease agreements, including a lease for a fleet of vehicles, a lease for the new administrative office in Medellín and a lease for a new corporate office in Miami.

14.	OTHER LONG-TERM LIABILITIES

As at	December 31, 2025	December 31, 2024
	$	$
Opening balance	–	–
Original acquisition cost – First Guayabales Option	9,833,334	–
Original acquisition cost – Other mining concessions	750,000	–
Original acquisition cost – Lands	6,000,000	–
Fair value adjustment long-term liability (on date of acquisition)	(1,243,156)	–
Other Long-Term Liabilities Payments	(11,124,782)	–
Interest accretion expense	436,898	–
Balance, end of period	4,652,294	–
Current portion	(2,470,585)	–
Long-term portion	2,181,709	–

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Long-Term Liabilities by Project	Nominal Acquisition Cost	Payments	Interest Accretion	Fair Value Adjustment	December 31, 2025
	$	$	$	$	$
First Guayabales Option (a)	9,833,334	(8,333,334)	429,964	(504,403)	1,425,561
Other Mining Concessions (b)	750,000	(375,000)	158	(46,599)	328,559
Land acquisitions (c)	6,000,000	(2,416,448)	6,776	(692,154)	2,898,174
Balance, end of period	16,583,334	(11,124,782)	436,898	(1,243,156)	4,652,294

Fair Value – Payment schedule by Project	Less than 1 year	Year 2	Year 3	Year 4	Total
	$	$	$	$	$
First Guayabales Option (a)	1,425,561	–	–	–	1,425,561
Other Mining Concessions (b)	171,542	157,017	–	–	328,559
Land acquisitions (c)	873,482	797,701	728,313	498,678	2,898,174
Balance, end of period	2,470,585	954,718	728,313	498,678	4,652,294

(a)	First Guayabales Option

On June 23, 2025, the Company has recognized a financial liability as a result of the exercise of its option to acquire the mining concession contract under the First Guayabales Option.

The present value of the total consideration owing to the optionor under the terms of the amended First Guayabales option agreement of $9,833,334 has been adjusted to reflect the time value of money using a discount rate of 9.25% over a period from 2025 to 2027 resulting in the recognition of a mining concession contract of $9,328,931 and a corresponding financial liability (See Note 9 (a)).

In December 2025, pursuant to the terms of an addendum, the Company elected to accelerate the payment of the remaining balance.

Of the remaining balance of $3,533,334 (See Note 9 (a)), a payment of $588,889 was made on December 20, 2025, in accordance with the original payment schedule. Subsequently, the Company elected to further accelerate the settlement of the remaining balance. Accordingly, an additional payment of $1,444,445 was made on December 30, 2025, and the final balance of $1,500,000 was paid on January 26, 2026. Upon completion of these payments, the total outstanding obligation under the agreement was fully settled.

As at December 31, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $1,425,561.

(b)	Other Mining Concessions

On July 16, 2025, the Company has recognized a financial liability as a result of the acquisition of a mining concession under a two-year term for a total consideration of $750,000.

The present value of the total consideration owing to the seller under the terms of the agreement of $750,000 has been adjusted to reflect the time value of money using a discount rate of 9.25% over a period from 2025 to 2027 resulting in the recognition of a mining concession of $703,401 and a corresponding financial liability (See Note 14).

The total amount of $750,000 will be paid as follows:

●	An initial instalment of $375,000 was paid in July 2025, and

●	Annual instalments of $187,500 to be paid in 2026 and 2027.

As at December 31, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $328,559.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(c)	Lands

On September 18, 2025, the Company has recognized a financial liability as a result of the acquisition of land under a four-year term agreement for a total consideration of $6,000,000.

The present value of the total consideration owing to the seller under the terms of the agreement of $6,000,000 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2025 to 2029 resulting in the recognition of a property, plant and equipment of $5,307,846 and a corresponding financial liability (See Note 8 (a)).

The total amount of US$6,000,000 will be paid as follows:

●	An initial total instalment of $2,250,000 was paid in October 2025, and

●	Annual instalments of $937,500 to be paid from 2026 to 2029.

As at December 31, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $2,898,175.

The financial liability is classified and measured at amortized cost, and the amortization of the discount will be recognized as a finance cost consistent with the terms in the payment schedules.

15.	INCOME TAXES

The Company is incorporated in Ontario, Canada and is subject to income taxes at a combined federal and provincial statutory rate as at December 31, 2025 and 2024 of 26.5%. The tax on the Company’s net income (loss) before tax differs from the amount that would arise using the tax rate applicable to the Company as follows:

As at	December 31, 2025	December 31, 2024
		$
Net loss before income taxes	(49,858,355)	(26,948,922)

Expected income tax recovery	(13,212,464)	(7,141,464)
Foreign tax rates differences	7,148	(226,755)
Non-deductible items	3,994,940	1,115,325
Adjustments in respect of prior years	1,335	142,541
	(9,209,041)	(6,110,353)
Change in unrecognised deferred tax assets	9,209,041	6,110,353
Income tax expense (recovery)	–	–

The Company and its subsidiaries have not generated any taxable profit in 2025 and 2024. As the Company is in the exploration stage, it is not probable that any tax benefit from available tax losses and tax assets will be realized in the future and therefore, the Company has not recognized their effect in the consolidated statements as at December 31, 2025 and 2024.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tax losses and tax assets available in Canada and Colombia to reduce income taxes payable in the future, for which the effect has not been recognized in the consolidated financial statements as at December 31, 2025 are as follows:

As at	December 31, 2025	Expiry Date	December 31, 2024	Expiry Date
	$		$
Tax loss – Colombia	25,850,353	2026-2037	13,020,087	2025-2036
Intangibles – Colombia	66,821,572	2026-2035	36,669,901	2025-2034
Fixed assets and others – Colombia	8,975,060	2026-2035	609,182	2025-2034
Tax loss – Canada	16,231,905	2026-2045	12,153,714	2025-2044
Transaction costs - Canada	177,195	No expiry	177,233	No expiry
Financing costs – Canada	6,262,873	No expiry	3,655,706	No expiry

Underlying tax losses and tax assets in Colombia are denominated in Colombian pesos.

16.	RELATED PARTY TRANSACTIONS

Related parties include management, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Compensation of key management personnel

Key management includes independent directors, the Executive Chairman of the board of directors (the “Chairman”), the Chief Executive Officer (“CEO”), the President and the Chief Financial Officer (“CFO”). The remuneration of members of key management personnel were as follows:

For the year ended December 31	2025	2024
	$	$
Management salaries and benefits	1,828,346	1,303,494
Share-based payments	1,743,059	302,191
	3,571,405	1,605,685

In accordance with IAS 24, key management personnel are those having authority and responsibility for planning, directing, and controlling the activities of the Company.

17.	FINANCIAL INSTRUMENTS

Financial Instrument Disclosures

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 4.

Fair value measurement

Fair market value represents the amount that would be exchanged in an arm’s length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Fair value measurement is determined based on the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The carrying values for financial assets and liabilities for cash and cash equivalents, accounts payable and accrued liabilities, lease liabilities and other long-term liabilities approximate their fair values as at December 31, 2025.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Other financial liabilities of $8,099,991 as at December 31, 2025 (December 31, 2024 – $3,318,642) were as follows:

As at December 31, 2025	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	–	–	–	–
Provision for environmental remediation	–	–	1,589,371	1,589,371
Lease liabilities (level 2)	–	–	1,858,326	1,858,326
Other long-term liabilities	–	–	4,652,294	4,652,294
	–	–	8,099,991	8,099,991

As at December 31, 2024	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	3,163,115	–	–	3,163,115
Lease liabilities (level 2)	–	–	155,527	155,527
	3,163,115	–	155,527	3,318,642

There were no transfers between the fair value hierarchy during the year ended December 31, 2025 and 2024.

18.	FINANCIAL AND CAPITAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Risk management is carried out by the Company’s management with guidance from and policies approved by the Board of Directors.

Financial Risk Factors

Foreign currency risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in currency that is not the entity’s functional currency. The Company’s functional currency is the U.S. dollar. The Company conducts some of its operating, financing and investing activities in currencies other than the U.S. dollar. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the U.S. dollar. The Company does not use derivative instruments to hedge exposure to foreign exchange risk.

At year end the exchange rate was COP:US$ 3,757.08 based on Banco de la Republica - Colombia (COP:US$ 4,409.15 in 2024), and COP:US$ 4,052.71 was the average in 2025 (COP:US$ 4,071.35 was the average in 2024).

At year end the exchange rate was CAD:US$ 0.7296 based on Bank of Canada (CAD:US$ 0.6950 in 2024), and CAD:US$ 0.7154 was the average in 2025 (CAD:US$ 0.7300 was the average in 2024).

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The Company had the following foreign currency balances:

As at December 31, 2025	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	1,141,222	303,752
Cash and cash equivalents	CAD	11,407,205	8,322,782
Receivables and prepaid expenses	COP (000’s)	4,598,093	1,223,847
Long-Term VAT Receivable	COP (000’s)	14,632,386	3,884,616
Receivables and prepaid expenses	CAD	133,112	97,120
Accounts payable and accrued liabilities	COP (000’s)	(23,649,544)	(6,294,661)
Accounts payable and accrued liabilities	CAD	(69,614)	(50,791)
Provision for environmental remediation	COP (000’s)	(5,971,394)	(1,589,371)
Lease liability	COP (000’s)	(4,799,169)	(1,277,367)

As at December 31, 2024	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	1,194,733	270,967
Cash and cash equivalents	CAD	42,518,337	29,549,195
Receivables and prepaid expenses	COP (000’s)	1,597,666	362,352
Long-Term VAT Receivable	COP (000’s)	9,972,248	2,261,717
Receivables and prepaid expenses	CAD	114,670	79,693
Accounts payable and accrued liabilities	COP (000’s)	(6,860,475)	(1,555,963)
Accounts payable and accrued liabilities	CAD	(24,324)	(16,904)
Warrants liability	CAD	(4,551,406)	(3,163,115)
Lease liability	COP (000’s)	(685,742)	(155,527)

The Company is exposed to foreign currency risk on fluctuations on the balances that are denominated in Canadian dollars and Colombian pesos. As at December 31, 2025, had both the Canadian dollar and the Colombian peso strengthened/weakened by 10% against U.S. dollar with all other variables held constant, the Company’s would have reported an increase/reduction in the net loss for the year ended December 31, 2025, of $29,870 and $36,507 (December 31, 2024 - $2,512,038 and $3,070,268), respectively.

Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfil its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables. The Company has no significant concentration of credit risk arising from its properties. The majority of the Company’s cash and cash equivalents are held with banks in Canada and Colombia. Funds held in banks in Colombia are limited to yearly forecasted Colombian denominated expenses. The Company limits material counterparty credit risk on these assets by dealing with financial institutions with credit ratings of at least “BBB-” or higher, or those which have been otherwise approved. Receivables mainly consist of receivables for refundable commodity taxes in Canada and Colombia. Management believes that the credit risk concentration with respect to remaining amounts receivable is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. The Company manages its liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated investing and financing activities.

As at December 31, 2025, the cash balance was $129,647,421 (2024 – $38,930,957). However, the cash balance is not sufficient to continue to explore, build a mine, and meet all of its future obligations in respect of the option contracts in Note 24 if the Company elects to exercise all its options in respect of all the contracts. Thus, continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from existing shareholders and/or new shareholders or through other arrangements, complete sufficient public equity financing, or generate profitable operations in the future.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The following table shows the timing of contractual cash outflows related to accounts payable and accrued liabilities, lease liabilities and other long-term liabilities:

	Total	Less than 1 Year	Year 2	Year 3	Year 4	After 4 years
	$	$	$	$	$	$
Accounts payables and accrued liabilities	4,818,237	4,818,237	–	–	–	–
Provision for environmental remediation	1,857,509	705,480	843,464	96,764	158,231	53,570
Lease liability	2,260,335	986,587	857,702	142,924	147,208	125,914
Long-term liabilities	5,625,000	2,625,000	1,125,000	937,500	937,500	–
Balance, end of period	14,561,081	9,135,304	2,826,166	1,177,188	1,242,939	179,484

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company’s cash balances are not subject to significant interest rate risk as balances are current.

(b)	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral interests. The Company mainly relies on equity issuances to raise new capital. The capital structure of the Company includes the components of equity as well as cash and cash equivalents.

On November 10, 2021, the Company filed a short form base shelf prospectus which will allow the Company to issue common shares, warrants, subscriptions receipts, debt securities, units (comprised for more than one of common shares, debt securities, subscriptions receipts and or warrants) or a combination thereof up to an aggregate total of C$100,000,000. The initial base shelf prospectus was effective until December 2023.

In connection with the initial base shelf prospectus:

-	On October 25, 2022, the Company closed the October 2022 Offering for a total of $7,891,000 (C$10,763,000) which consisted of the sale of 4,783,400 units at a price of C$2.25 per unit.

-	On March 22, 2023, the Company closed the March 2023 Offering for a total of $21,882,311 (C$30,005,000) which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

On December 6, 2023, the Company filed a new short form base shelf prospectus (“Current Base Shelf Prospectus”) which will allow the Company to issue common shares, warrants, subscriptions receipts, debt securities, units (comprised of more than one of common shares, debt securities, subscription receipts and/or warrants) or a combination thereof up to an aggregate total of C$200,000,000. The new base shelf prospectus replaces the one approved on November 10, 2021 and expired on January 2026.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

In connection with the Current Base Shelf Prospectus:

-	On October 31, 2024, the Company closed the October 2024 Offering for a total of $28,923,541 (C$40,250,000) which consisted of the sale of 8,050,000 shares at a price of C$5.00 per share.

-	On October 8, 2025, the Company closed the October 2025 Offering for a total of $89,879,588 (C$125,400,000) which consisted of the sale of 6,600,000 shares at a price of C$19.00 per share.

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company maintains its cash in highly liquid short-term deposits which can be liquidated immediately without interest or penalty.

The Company’s overall strategy with respect to capital risk management has remained consistent for the year ended December 31, 2025 and 2024.

19.	SHARE CAPITAL

(a)	Authorized

Authorized share capital consists of an unlimited number of common shares without par value. All issued shares are fully paid. No dividends have been paid or declared by the Company since inception.

(b)	Issued

During the years ended December 31, 2025 and 2024, the Company issued shares resulting from the following transactions:

2025 Transactions

i.	On October 8, 2025, the Company issued 6,600,000 common shares, at a price of C$19.00 per share, resulting from the closing of the October 2025 Offering for a total amount of $89,879,588 (C$125,400,000). Common share issue costs of $4,496,380 (C$6,276,834) were cash based and were recognized as a reduction in share capital.

ii.	On October 8, 2025, the Company issued 789,473 common shares, at a price of C$19.00 per share, resulting from the closing of the October 2025 – Private Placement for a total of $10,751,137 (C$14,999,987).

iii.	On March 20, 2025, the Company issued 4,741,984 common shares, at a price of C$11.00 per share, resulting from the closing of the March 2025 – Private Placement for a total of $36,357,305 (C$52,161,824). Common share issue costs of $172,887 were cash based and were recognized as a reduction in share capital.

iv.	The Company issued 554,333 common shares resulting from the exercise of stock options (See Note 21).

v.	The Company issued 2,250,000 common shares resulting from the exercise of warrants (See Note 12(b)).

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

2024 Transactions

vi.	On March 4, 2024, the Company issued 4,500,000 common shares upon closing of the March 2024 Offering. Proceeds from the March 2024 Offering of $13,925,729 (C$18,900,000) were allocated between Common Shares and Warrants on a pro-rata basis of their fair value within the unit of which $12,732,095 was allocated to Common Shares (See Note 10(b)). Common share issue costs of $702,386 were recognized as a reduction in share capital.

vii.	On October 31, 2024, the Company issued 8,050,000 common shares, at a price of C$5.00 per share, resulting from the closing of the October 2024 Offering for a total of $28,923,541 (C$40,250,000). Common Share issue costs of $2,226,144 were recognized as a reduction in share capital.

viii.	On October 31, 2024, the Company issued 1,226,235 common shares, at a price of C$5.00 per share, resulting from the closing of the October 2024 Private Placement for a total of $4,405,832 (C$6,131,175).

ix.	The Company issued 754,917 common shares resulting from the exercise of stock options (See Note 21).

x.	The Company issued 1,836,150 common shares resulting from the exercise of warrants (See Note 12(a)).

20.	EARNINGS PER SHARE

(a)	Basic

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding as follows:

For the year ended December 31	2025	2024

Net loss	$(49,858,355)	$(26,948,922)
Weighted average number of common shares outstanding	85,322,944	68,401,442
Basic net loss per common share	$(0.58)	$(0.33)

(b)	Diluted

The Company incurred a net loss for the year ended December 31, 2025 and 2024; therefore, all outstanding stock options and share warrants have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

21.	SHARE BASED PAYMENTS

The Company adopted a stock option plan (the “Plan”) pursuant to the Securities Act of Ontario (the “Act”). The aggregate maximum number of shares reserved for issuance under the Plan and all other security-based compensation arrangements (together “Share Compensation Arrangements”) at any given time is 10% of the Company’s issued and outstanding shares as at the date of the grant of the Share Compensation Arrangement. Any shares subject to a stock option under the Plan which have been exercised, cancelled, repurchased, expired or terminated in accordance with the Plan will again be available under the Plan.

Under the Plan, the Company may grant to directors, officers, employees, and consultants stock options to purchase common shares of the Company. Stock options granted under the Plan will be for a term not to exceed 10 years.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The continuity of stock options during the period were as follows:

	2025		2024
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of year	4,434,800	4.07	4,177,217	3.10
Granted	2,350,000	18.03	1,100,000	5.94
Exercised	(554,333)	(3.26)	(754,917)	(1.44)
Forfeited	(126,667)	(4.84)	(87,500)	(3.86)
Outstanding, December 31	6,103,800	9.51	4,434,800	4.07

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2025:

	Options Outstanding			Options Exercisable
Range of Price (C$)	Number of Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Number of options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)
$2.00 – $3.00	1,691,800	1.29	2.87	1,691,800	1.29	2.87
$3.01 – $6.00	1,914,000	3.51	5.15	954,002	3.27	4.78
$6.01 – $9.00	348,000	3.36	7.44	148,000	2.33	6.26
$6.01 – $16.00	2,150,000	4.76	18.93	–	–	–
	6,103,800	3.33	9.51	2,793,802	2.02	3.70

Options outstanding as at December 31, 2025 vest every six or three months over a two to four-year period and have a term of five years. The unamortized portion of share-based expenses as of December 31, 2025, is $10,054,830. This amount remains to be recognized in future periods.

The following is a summary of the stock options granted during the period, the fair values and the assumptions used in the Black-Scholes option pricing formula:

For the twelve months ended December 31	2025		2024

Number of options granted		2,350,000		1,100,000
Weighted average share price on grant date	C$	18.03	C$	5.94
Weighted average risk-free interest rate		2.68%		2.98%
Weighted average dividend yield		Nil		Nil
Weighted average stock price volatility		55%		56%
Weighted average period to expiry (years)		3.75		3.8
Weighted average grant date fair value per share		$11.09		$1.85

For the year ended December 31, 2025, the Company has recognized $2,785,614 (year ended December 31, 2024 – $1,167,109), as general and administration expense in the consolidated statement of operations in respect of the amortization of the share-based compensation.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

22.	EXPENSES BY NATURE

(a)	Exploration and evaluation

Exploration and evaluation expense is made up of the following:

	For the year ended December 31, 2025	For the year ended December 31, 2024
	$	$
Drilling services	11,296,862	6,263,964
Option payments and fees (i)	6,010,405	2,281,550
Salaries and benefits	3,295,845	2,449,153
Field costs, surveys and other	2,638,594	1,726,830
Consulting and professional fees	1,402,587	914,448
Studies and technical evaluations	1,138,494	–
Assaying	2,189,710	1,757,368
Transportation and meals	1,743,550	1,125,148
Communities	1,261,205	587,234
Security	603,480	328,931
Geophysics	197,824	334,764
Depreciation and amortization	711,612	295,475
	32,490,168	18,064,865

i.	For the year ended December 31, 2025, the Company recognized option payments of $4,709,252 (year ended December 31, 2024 - $1,956,316).

(b)	General and administration

General and administration expense is made up of the following:

	For the year ended December 31, 2025	For the year ended December 31, 2024
	$	$
Salaries and benefits	2,981,326	1,885,728
Share-based compensation	2,785,614	1,167,109
Consulting and professional fees	1,515,946	798,818
Travel and entertainment	608,196	442,747
Insurance	450,252	173,729
Office administration	384,534	265,786
Regulatory and compliance fees	353,919	582,199
Investor relations	222,926	343,722
Directors’ fees and expenses	116,077	64,042
Depreciation and amortization	97,498	44,382
	9,516,288	5,768,262

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(c)	Finance costs

Finance costs is made up of the following:

	For the year ended December 31, 2025	For the year ended December 31, 2024
	$	$
Finance issue expense (i)	–	65,849
Interest accretion expense (ii)	702,605	50,126
Other finance expenses	170,943	73,856
	873,548	189,831

i.	Represents the portion of the March 2024 Offering financing costs allocated to the Subscription Warrants.

ii.	Interest accretion expense or amortization of the discount is in respect of the lease liability and other long-term liabilities (See Note 13 and Note 14).

23.	CASH FLOW INFORMATION

Operating Activities

Net changes in working capital items:

	For the year ended December 31, 2025	For the year ended December 31, 2024
	$	$
Receivables and prepaid expenses	(8,456,532)	(1,128,861)
Accounts payables and accrued liabilities	8,575,526	(144,665)
	118,994	(1,273,526)

24.	COMMITMENTS, OPTION AGREEMENTS AND CONTINGENCIES

Commitments

As at December 31, 2025, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
Other lease commitments (a)	341,465	341,465	–	–
	341,465	341,465	–	–

(a)	Lease commitments represent contractual lease payments payable over future periods.

Option Agreements

The Company has the option to terminate its option agreements at any time. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

COLLECTIVE MINING LTD.

Notes to the Consolidated Financial Statements

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at December 31, 2025, the expected timing of payments, in respect of the Company’s option agreements under the assumption that the Company continues to exercise its option(s) for the relevant project and agreement are as follows:

	Total	Less than 1 Year	Year 2	Year 3	Year 4	After 4 years
	$	$	$	$	$	$
Second Guayabales Option	5,300,000	250,000	250,000	250,000	250,000	4,300,000
Third Guayabales Option	7,400,000	1,480,000	1,480,000	1,480,000	1,480,000	1,480,000
Fourth Guayabales Option (a)	7,000,000	–	–	7,000,000	–	–
First San Antonio Option (b)	4,000,000	750,000	750,000	–	–	2,500,000
Second San Antonio Option	150,000	150,000	–	–	–	–
Other Option agreements (c)	2,077,947	1,065,970	1,011,977	–	–	–
Balance, end of period	25,927,947	3,695,970	3,491,977	8,730,000	1,730,000	8,280,000

(a)	Includes a one-time payment of $7,000,000 on October 1, 2028, to exercise the option agreement (See Note 9 (a)(iii)).

(b)	Includes a one-time payment of $2,500,000 in lieu of the NSR upon reaching commercial production (See Note 9 (b)(i)).

(c)	Amounts disclosed related to the option agreements to purchase surface rights (See Note 9 (a)(iv) and 9 (a)(v)).

Environmental Contingencies

The Company’s exploration activities are subject to Colombian laws and regulations governing the protection of the environment. These laws are subject to change and may generally become more restrictive. The Company may be required to make future expenditures to comply with such laws and regulations, the amounts for which are not determinable and have not been recognized in the consolidated financial statements.

25.	SUBSEQUENT EVENTS

On January 26, 2026, the Company fully settled the outstanding balance of $1,500,000 related to the First Guayabales Option agreement (See Note 9(a)).

On February 25, 2026, the Company entered into an agreement of purchase and sale for certain land parcels related to the San Antonio Project for total consideration of $10,566,000. Upon execution of the agreement, the Company made an initial payment of $216,723. The agreement establishes additional payments of $2,116,425 to be made in each of 2026, 2027, and 2028, and payments of $2,000,000 in 2029 and 2030. Execution of the final purchase agreement is currently in process and is subject to the seller completing the registration of a mortgage over the property in favor of the Company. Completion of this process is expected during May 2026.

On March 10, 2026, the Company entered into an agreement of purchase and sale for certain land parcels related to the Guayabales Project for total consideration of $33,581,007. Upon execution of the agreement, the Company made an initial payment of $3,212,183. The agreement establishes additional payments of $3,212,183 to be made in 2026, $7,883,546 in 2027, and payments of $6,424,365 in 2028, 2029 and 2030.

Beginning after the execution of the public deed, the outstanding balance of the purchase price accrues interest at a rate of 6.0% effective annual interest, which is payable together with each scheduled instalment.

The payment of certain instalments is subject to specific conditions precedent, which are as follows:

(i)	The second instalment, due March 30, 2026, is conditional upon the constitution and registration of a mortgage over the properties in favor of the Company and certain customary conditions including the discharge of an existing mortgage held by a third party in Colombia.

(ii)	The fourth instalment, due July 7, 2028, is conditional upon execution and registration of the final public deed of sale in favor of the Company.

On March 20, 2026, the Company entered into an agreement of purchase and sale for certain land parcels related to the Guayabales Project for total consideration of $2,048,162. The agreement establishes an initial payment of $241,220 to be made in March 2026, followed by additional payments totaling $782,861 in 2026, and $1,024,081 in 2027. The second payment, due in April 2026 in the amount of $279,820, is subject to the seller completing the registration of a mortgage over the property in favor of the Company.

On March 27, 2026, the Company entered into an irrevocable agreement for the acquisition of rights derived from a mining concession application related to the Guayabales Project, for total consideration of $3,482,718. The agreement establishes an initial payment of $1,160,906 to be made in April 2026, followed by two additional equal payments of $1,160,906 in 2027 and 2028. Under the terms of the agreement, the Company will assume all legal, technical, environmental, economic and administrative obligations related to the application and its assignment process. Execution of the final assignment agreement is subject to the granting of the mining title by the ANM to the current applicants, and the subsequent registration of the assignment of the mining title in favor of the Company.